IAB 3/29/02

02018889

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 4-2-02

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47511

RECEIVED MAR 2 1 2002 363 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Starboard Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Logan Square, Suite 2650
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Dotzman (215) 656-4140
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED APR 04 2002 THOMSON FINANCIAL

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1777 Sentry Parkway West, Dublin Hall, Suite 400, Blue Bell, PA 19422
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James J. Dotzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starboard Capital Markets Inc. as of 2/6/02 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

Managing Principal
Title

Notary Public

NOTARIAL SEAL
SUSAN R. ELIA, Notary Public
City of Philadelphia, Phila. County
My Commission Expires April 24, 2003

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Starboard Capital Markets, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of Starboard Capital Markets, Inc. as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starboard Capital Markets, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 6, 2002

STARBOARD CAPITAL MARKETS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash and cash equivalents (Note 10)	$ 284,100	$ 178,005
Deposits with clearing agent (Note 3)	100,108	100,424
Receivable from clearing agent	191,711	337,770
Investment securities owned:		
Marketable, at market value (Note 8)	30,000	115,020
Not readily marketable, at estimated fair value (Note 8)	103,300	103,300
Advances to stockholders (Note 9)	60,000	60,000
Prepaid expenses and other assets	117,595	63,103
Cash surrender value of life insurance	135,122	88,245
	1,021,936	1,045,867
Furniture, equipment, and leasehold improvements (Note 4)	50,936	46,916
	$ 1,072,872	$1,092,783
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 132,869	$ 98,404
Accrued commissions	149,548	102,182
Stockholders' distributions payable	-	15,000
Total liabilities	282,417	215,586
COMMITMENTS AND CONTINGENCY (Note 6)		
STOCKHOLDERS' EQUITY (Note 7)		
Common stock, $.01 par value, authorized 1,000 shares, issued and outstanding 525 shares	5	5
Additional paid-in capital	538,698	538,698
Retained earnings	251,752	338,494
Total stockholders' equity	790,455	877,197
	$ 1,072,872	$1,092,783

See Notes to Financial Statements.